                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                              ---------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended June 30, 2001


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____to _____

                        Commission file number: _________

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      KLA-Tencor 401(k) Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      KLA Tencor Corporation
                      160 Rio Robles
                      San Jose, CA  95134

                                                          KLA-Tencor Corporation
                                                                     401(k) Plan



REQUIRED INFORMATION


The KLA-Tencor 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended June 30, 2001 and June 30, 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

                                                          KLA-Tencor Corporation
                                                                     401(k) Plan



                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the KLA-Tencor 401(k)
Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                KLA-TENCOR 401(k) PLAN
                                        ---------------------------------------
                                                     (Name of plan)


Date:  December 20, 2001                By:  /s/ STUART J. NICHOLS
     ------------------------               ------------------------------------
                                                         (Signature)

                                        Title: Vice President, General Counsel
                                              ----------------------------------
                                        KLA-TENCOR CORPORATION ON BEHALF
                                        OF THE PLAN ADMINISTRATOR OF THE
                                        KLA-TENCOR 401(k) PLAN

                             KLA-TENCOR 401(k) PLAN
                              Financial Statements
                         June 30, 2001 and June 30, 2000

KLA-TENCOR 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
JUNE 30, 2001 AND JUNE 30, 2000



TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          PAGE
                                                                          ----
Independent Accountants Report ............................................1-2

Financial Statements:

Statements of Net Assets Available for Benefits .............................3
Statements of Changes in Net Assets Available for Benefits ..................4
Notes to Financial Statements ...............................................5

Supplemental Schedule as of June 30, 2001 ..................................10

Schedule of Assets Held for Investment Purposes

                      [MOHLER, NIXON & WILLIAMS LETTERHEAD]



                         INDEPENDENT ACCOUNTANTS' REPORT


TO THE PARTICIPANTS AND
PLAN ADMINISTRATOR OF THE
KLA-TENCOR 401(k) PLAN

We have audited the financial statements of the KLA-Tencor 401(k) Plan (the
Plan) as of June 30, 2001 and June 30, 2000, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Wells Fargo Bank, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's fiscal 2000 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 5, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion of the Plan's financial statements as of June 30, 2000. The form and content of the information included in the fiscal 2000 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended June 30, 2001 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ MOHLER, NIXON & WILLIAMS

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
November 7, 2001

KLA-TENCOR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                            JUNE 30,
                                                     2001              2000
                                                 ------------      ------------
Assets:
    Investments, at fair value                   $328,036,931      $309,023,194
    Participant loans                               6,431,738         5,940,225
                                                 ------------      ------------
        Assets held for investment purposes       334,468,669       314,963,419
    Employer's contribution receivable                314,983         6,684,967
    Participants' contributions receivable            153,006                --
    Accrued income receivable                              --            24,167
                                                 ------------      ------------
        Total assets                              334,936,658       321,672,553
Liabilities:
    Excess contributions refundable                     5,633                --
                                                 ------------      ------------
Net assets available for benefits                $334,931,025      $321,672,553
                                                 ============      ============



See notes to financial statements.

KLA-TENCOR 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                         YEARS ENDED
                                                                           JUNE 30,
                                                                  2001                2000
                                                              -------------       -------------
Additions to net assets attributed to:
     Investment income:
         Dividends and interest                               $   2,956,221       $  22,882,791
         Net realized and unrealized appreciation
             (depreciation) in fair value of investments        (33,355,524)         31,840,524
                                                              -------------       -------------
                                                                (30,399,303)         54,723,315
                                                              -------------       -------------
     Contributions:
         Participants'                                           39,897,625          27,583,919
         Employer's                                              19,170,479          17,331,963
                                                              -------------       -------------
                                                                 59,068,104          44,915,882
                                                              -------------       -------------
             Total additions                                     28,668,801          99,639,197
                                                              -------------       -------------
Deductions from net assets attributed to:
     Withdrawals and distributions                               15,410,329          13,861,207
                                                              -------------       -------------
             Total deductions                                    15,410,329          13,861,207
                                                              -------------       -------------
         Net increase in net assets                              13,258,472          85,777,990
Net assets available for benefits:
     Beginning of year                                          321,672,553         235,894,563
                                                              -------------       -------------
     End of year                                              $ 334,931,025       $ 321,672,553
                                                              =============       =============



See notes to financial statements.

KLA-TENCOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2001 AND JUNE 30, 2000
--------------------------------------------------------------------------------


NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

GENERAL - The following description of the KLA-Tencor 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1982 by KLA-Tencor Corporation (the "Company") to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During the fiscal year ended June 30, 2001, the Plan document was amended to allow participants to invest up to 100% of their accounts in the KLA-Tencor Stock Fund.

ADMINISTRATION - The Company has appointed a Plan Committee (the "Committee") to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator to process and maintain the records of participant data and Wells Fargo Bank (Wells Fargo) to act as the custodian and trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

INVESTMENTS - Investments of the Plan are held by Wells Fargo and invested based solely upon instructions received from participants.

The Plan's investments in mutual funds and common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

INCOME TAXES - The Plan has been amended since receiving its latest favorable determination letter dated November 13, 1999. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is intended to be exempt from federal income and state taxes.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options in any combination of mutual funds, and Company stock offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments in Company common stock and mutual funds are managed by Wells Fargo, the trustee of the Plan. Purchases and sales of these funds are performed in the open market at fair value and qualify as party-in-interest transactions under ERISA regulations. These transactions are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

During the fiscal year ended June 30, 2001, the Plan was amended to permit participants to direct their investments of up to 100% of their accounts in the common stock of the Company. Aggregate investment in Company common stock at June 30, 2001 was 308,492 shares with a fair value of $19,002,148 and a cost value of $11,666,102.

NOTE 3 - PARTICIPATION AND BENEFITS

PARTICIPANT CONTRIBUTIONS - Participants may elect to have the Company contribute from 1 % to 15% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their eligible compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2001 and 2000, the Company contributed an amount equal to 50% of each eligible participant's contribution, not to exceed $1,000 per year. The Plan also allows for a discretionary profit sharing contribution each calendar quarter as determined by the Board of Directors. To be eligible to share in the allocation of the discretionary profit sharing contributions for a calendar quarter, an employee must be employed by the Company on the first and last days of the applicable quarter. During fiscal 2001 and 2000, the Company made discretionary profit sharing contributions of approximately $15,000,000 and $7,773,000, respectively.

VESTING - Participants are immediately vested in their contributions and the Company's matching and discretionary profit sharing contributions, at all times.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's discretionary profit sharing contribution is based on eligible compensation, as defined in the Plan.

PAYMENT OF BENEFITS - Upon termination, the participant or his or her beneficiary may elect to leave his or her account balance in the Plan, or receive his or her total benefits in a lump sum amount equal to the value of the participant's interest in his or her account balance. On October 2, 2000, effective as of December 31, 2000, the Plan was amended to eliminate all optional forms of distribution previously available other than a lump sum. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

LOANS TO PARTICIPANTS - Participants may borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is fifteen years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at June 30, 2001 and June 30, 2000 carried interest rates, which ranged from 7.0% to 11.5%.

NOTE 4 - PLAN OBLIGATIONS

Included in net assets available for benefits at June 30, 2001 and June 30, 2000 are benefits due to withdrawing participants for benefit claims which have been processed and approved for payment prior to year end, but not yet paid, of approximately $1,065,000 and $1,509,000, respectively.

NOTE 5 - CERTIFIED INFORMATION

In accordance with 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, information certified by Wells Fargo regarding the current value of assets held at June 30, 2000, and transactions entered into during the respective year, was used in the preparation of the accompanying financial statements and supplemental schedule. The following table includes the fair values of investment funds that represent 5% or more of the Plan's net assets at June 30:

                                                   2001              2000
                                               Uncertified         Certified
                                               ------------      ------------
Wells Fargo Stable Asset Fund                  $ 32,447,402      $ 18,442,201
Washington Mutual Investors Fund                 48,829,307        38,022,327
Growth Fund of America                           59,602,749        66,715,283
New Perspective Fund                             26,829,110        31,461,304
Income Fund of America                           22,760,392        12,857,367
Euro Pacific Growth Fund                         20,679,006        27,631,807
Van Kampen American Cap Emerging
   Growth A Fund                                 23,974,716        36,315,472
Fremont U.S. Micro-Cap Fund                      17,912,730        20,919,587
PIMCO Total Return Fund                          12,069,748         6,219,518
Seligman Communication & Information Fund        23,420,680        33,139,256
Wells Fargo Bank S&P 500 Stock                   20,392,679        17,264,456
KLA-Tencor Stock Fund                            19,002,148
Cash                                                116,264            34,616
Participant loans                                 6,431,738         5,940,225
                                               ------------      ------------
       Assets held for investment
         purposes                              $334,468,669      $314,963,419
                                               ============      ============

CERTIFIED:

                                                           Year ended June 30,
                                                                  2000
                                                           -------------------
Dividends and interest                                         $22,882.791
                                                               ===========

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended June 30:

                                              2001               2000
                                          ------------       ------------
        Mutual funds                      $(44,099,926)      $ 31,840,524
        Common stock                        10,744,402                 --
                                          ------------       ------------
                                          $(33,355,524)      $ 31,840,524
                                          ============       ============

NOTE 6 - PLAN TERMINATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 7 - SUBSEQUENT EVENT

As of November 7, 2001, the Nasdaq Composite and Dow Jones indices have decreased by approximately 15% and 9%, respectively, from their June 30, 2001 levels; accordingly, the Plan's assets may have significantly decreased in value.

                              SUPPLEMENTAL SCHEDULE

KLA-TENCOR 401(k) PLAN                                           EIN: 04-2564110
                                                                 PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2001
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                          DESCRIPTION OF INVESTMENT INCLUDING
        IDENTITY OF ISSUE, BORROWER,                        MATURITY DATE, RATE OF INTEREST,              CURRENT
          LESSOR OR SIMILAR PARTY                          COLLATERAL, PAR OR MATURITY VALUE               VALUE
-------------------------------------------------      -----------------------------------------       ------------
     Wells Fargo Bank:

  *     Wells Fargo Stable Asset Fund                  Mutual fund                                     $ 32,447,402

  *     Wells Fargo Bank S&P 500 Stock                 Mutual fund                                       20,392,679

  *     Wells Fargo Bank                               Cash                                                 116,264

        PIMCO Total Return Fund                        Mutual fund                                       12,069,748

        Washington Mutual Investors Fund               Mutual fund                                       48,829,307

        Growth Fund of America                         Mutual fund                                       59,602,749

        Euro Pacific Growth Fund                       Mutual fund                                       20,679,006

        Van Kampen American Cap Emerging
          Growth A Fund                                Mutual fund                                       23,974,716

        Income Fund of America                         Mutual fund                                       22,760,392

        New Perspective Fund                           Mutual fund                                       26,829,110

        Seligman Communication & Information Fund      Mutual fund                                       23,420,680

        Fremont U.S. Micro-Cap Fund                    Mutual fund                                       17,912,730

  *     KLA-Tencor Stock Fund                          Common stock                                      19,002,148

  *     Participant loans                              Interest rates ranging from 7.0% to 11.5%          6,431,738
                                                                                                       ------------

     Total                                                                                             $334,468,669
                                                                                                       ============


  *  Party-in-interest